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SEC
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FEB 26 2010

Washington, DC
122

SECURI 10026150 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53355

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Century Pacific Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 5th Ave., #3545
(No. and Street)

Seattle	WA	98104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GEORGE STEWART CPA
(Name – *if individual, state last, first, middle name*)

316 17TH AVE S	SEATTLE	WA	98144
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SHU-MING CHANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CENTURY PACIFIC SECURITIES, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Notary Public
State of Washington
CHERYL L KARL
My Appointment Expires Oct 1, 2010

Signature

PRESIDENT

Title

2-25-10

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTURY PACIFIC SECURITIES INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

GEORGE STEWART, CPA
316 17TH AVENUE SOUTH
SEATTLE, WASHINGTON 98144
(206) 328-8554 FAX(206) 328-0383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Century Pacific Securities Inc.

I have audited the accompanying balance sheet of Century Pacific Securities Inc. as of December 31, 2009, and the related statement of operations, stockholders' equity changes in liabilities subordinated to claims of general creditors and cash flows the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Century Pacific Securities Inc., as of December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contain in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

George Stewart

Seattle, Washington
February 24, 2010

Century Pacific Securities Inc.
Balance Sheet

ASSETS

		As of Dec. 31, 2009
Current Assets		
Cash	$	1,561
Deposits with clearing organization and others		15,000
Total Current Assets		16,561
Other Assets		
Furniture, equipment		-
less accumulated depreciation and amoritization		6,981
Total Other Assets		6,981
	$	**23,542**

LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities		
Accounts Payable	$	8,768
Advances from Officer		
Total Current Liabilities		8,768
Total Liabilities		8,768
Stockholders' Equity		
Common stock, ($1.00 stated value, 50,000 shares authorized; 31,871 shares issued and outstanding as of December 31, 2009)		31,871
Additional paid-in capital		56,960
(Deficit accumulated)		(74,057)
Total Stockholders' Equity		14,774
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	**23,542**

The Accompanying Notes are an integral part of these financial statements

Century Pacific Securities Inc.
Statements of Operations

		Year Ended Dec. 31, 2009
Revenues		
Comissions	$	167,101
Interest Income		3
Other Income		890
Total Revenues		167,994
Expenses		
Advertising		1,960
Auto Expenses		681
Bank Charges		345
Commission		123,660
Depreciation		632
Dues & Subscriptions		1,952
Insurance		5,832
Office Expenses		1,553
Postage		238
Professional Fee		26,578
Promotion		150
Rent		2,200
Salaries		12,000
Taxes & Licenses		4,852
Telephone		902
Total Expenses		**183,536**
Net Income (Loss)	$	**(15,543)**
Basic earnings (loss) per share	$	(0.49)
Weighted average number of common shares outstanding		31,871

The Accompanying Notes are an integral part of these financial statements

Century Pacific Securities Inc.
Statement of Changes in Stockholders' Equity
For the Year ended December 31, 2009

	Common Stock	Common Stock Amount	Additional Paid-in Capital	Deficit Accumulated During Development Stage	Total
Balance, January 1, 2009	**31,871**	**$ 31,871**	**$ 50,960**	**$ (58,514)**	**$ 24,317**
Capital Contributions - February 23, 2009			1,000		1,000
Capital Contributions - March 13, 2009			5,000		5,000
Net loss, December 31, 2009				(15,543)	(15,543)
Balance, December 31, 2009	**31,871**	**$ 31,871**	**$ 56,960**	**$ (74,057)**	**$ 14,774**

The Accompanying Notes are an integral part of these financial statements

Century Pacific Securities Inc.

Statement of Changes In Liabilities
Suborinated to Claims and General Creditors
For the Year ended December 31, 2009

Subordinated Liabilities at January 1, 2009	$	0
Increase		0
Decrease		0
Subordinated Liabilities at December 31, 2009	$	0

The Accompanying Notes are an integral part of these financial statements

Century Pacific Securities Inc.
Statements of Cash Flows

		Year Ended Dec. 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(15,543)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation		632
Changes in operating assets and liabilities:		
(Increase) Decrease in Accounts Receivable		124
(Increase) Decrease in Prepaid Expenses/Deposits		3,750
Increase (Decrease) in Advances from Officers		(100)
Increase (Decrease) in Accounts Payable		2,205
Net cash provided by (used in) operating activities		**(8,932)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Write Down of equipment		1,121
Net cash provided by (used in) investing activities		**1,121**
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock		
Additional paid-in capital		6,000
(Increase) Decrease in Subscription Receivable		
Net cash provided by (used in) financing activities		**6,000**
Net increase (decrease) in cash		**(1,811)**
Cash at beginning of period		**3,372**
Cash at end of period	$	**1,561**

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during year for :

Interest	$	-
Income Taxes	$	-

The Accompanying Notes are an integral part of these financial statements

CENTURY PACIFIC SECURITIES INC
Notes to Financial Statements
December 31, 2009

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Century Pacific Securities Inc. (the Company) was incorporated under the laws of the State of Washington on July 1, 2005. The Company is organized to render service as a securities broker/dealer.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31, year-end.

b. Basic Earnings per Share

In February 1997, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock. SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share. The Company has adopted the provisions of SFAS No. 128 effective October 2, 2006 (date of inception).

Basic net loss per share amounts is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

c. Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

d. Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In accordance with FASB 16 all adjustments are normal and recurring.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e. Income Taxes

Income taxes are provided in accordance with SFAS 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 3. WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 4. RELATED PARTY TRANSACTIONS

The sole officer and director of the Company may, in the future, become involved in other business opportunities as they become available, he may face a conflict in selecting between the Company and his other business opportunities. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5. INCOME TAXES

	As of December 31, 2009
Deferred tax assets:	
Net operating tax carryforwards	$ 74,057
Other	
Gross deferred tax assets	11,109
Valuation allowance	(11,109)
Net deferred tax assets	$ -0-

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be

available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance.

NOTE 6. NET OPERATING LOSSES

As of December 31, 2009, the Company has net operating loss carryforwards of $ 74,057. Net operating loss carryforward expires twenty years from the date the loss was incurred.

NOTE 7. FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at cost and depreciated over their estimates useful lives, using the straight-line method as follows:

Furniture & Equipment	5-7	$ 15,984
Less: Accumulated Depreciation		(9,003)
		$ 6,981

NOTE 8. STOCK TRANSACTIONS

Transactions, other than employees' stock issuance, are in accordance with paragraph 8 of SFAS 123 "Share-Based Payment". Thus issuances shall be accounted for based on the fair value of the consideration received. Transactions with employees' stock issuance are in accordance with paragraphs (16-44) of SFAS 123. These issuances shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, or whichever is more readily determinable.

As of December 31, 2009 the Company had 31,871 shares of common stock issued and outstanding.

NOTE 9. STOCKHOLDERS' EQUITY

The stockholders' equity section of the Company contains the following classes of capital stock as of December 31, 2009:

Common stock, $ 1.00 stated value: 50,000 shares authorized; 31,871 shares issued and outstanding.

GEORGE STEWART, CPA
316 17TH AVENUE SOUTH
SEATTLE, WASHINGTON 98144
(206) 328-8554 FAX(206) 328-0383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Century Pacific Securities Inc.

In planning and performing my audit of the financial statements of Century Pacific Securities Inc. for the year ended December 31, 2009 I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of difference required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 Regulation T of the board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's abovementioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established the American Institute of Certified Public Accountants. A material weakness is a condition which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within timely period by employees in the normal course of performing their assigned function. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish that objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practice and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Seattle, Washington
February 24, 2010

Century Pacific Securities
Computation of Net Capital Under Rule 15c3-1 of the
Securites and Exchange Commission
As of December 31, 2009

NET CAPITAL		
Total stockholders' Equity	$	14,774
Deduct stockholders' Equity not allowable for net capital		0
Total stockholders' equity qualified for net capital		14,774
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
B. Other(deductiosn) or allowable credits - deferred income taxes payable		0
Total capital and allowable subordinated liabilites		14,774
Deductiable and /or charges		
A. Non-allowable assets		
Furniture, equipment, and leasehold improvement		6,981
Net capital before haircuts on securities positions		7,793
Haircuts on securities		0
NET CAPITAL	$	7,793
AGGREGATE INDEBTEDNESS		
Items included in Balance Sheet		
Other accounts payable and accrued expenses		8,768
Total aggregate indebtedness	$	8,768
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital at 1500%	$	2,793
Excess net capital at 1000%	$	6,916
Ratio: Agrregate indebtedness to net capital		1.13 to 1